5. ACQUISITION

Effective on the close of business on June 14, 2002, the Evergreen Balanced Fund (the "Fund") acquired substantially all the assets and assumed certain liabilities of Wachovia Balanced Fund in an exchange of shares. The net assets were exchanged through a tax-free exchange for 8,911,663 Class A shares, 2,337,429 Class B shares, 22,158 Class C and 33,773,277 Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $32,385,944. The aggregate net assets of the Fund and Wachovia Balanced Fund immediately prior to the acquisition were $932,235,210 and $343,037,330, respectively. The aggregate net assets of the Fund immediately after the acquisition were $1,275,272,540.